UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 3, 2022

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of issuer as specified in its charter)

Delaware	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

11622 El Camino Real, Suite 100,

San Diego, California 92130

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class A Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

Filing of Certificate of Correction

On May 3, 2022, Hylete, Inc. (the “Company”) filed a Certificate of Correction to its Second Amended and Restated Certificate of Incorporation. A copy of the Certificate of Correction is filed as Exhibit 2.5 to this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc.

By:	/s/ Adam Colton
Name:	Adam Colton
Title:	Chief Executive Officer

Date:	May 5, 2022

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Exhibit Index

Exhibit No.	Description

2.5	Certificate of Correction to Second Amended and Restated Certificate of Incorporation

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